

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

MEDICURE REPORTS FINANCIAL RESULTS FOR QUARTER ENDED JUNE 30, 2017

WINNIPEG, CANADA – (August 7, 2017) Medicure Inc. ("**Medicure**" or the "**Company**") (TSXV:MPH, OTC:MCUJF), a specialty pharmaceutical company, today reported its results from operations for the quarter ended June 30, 2017.

Quarter Ended June 30, 2017 Highlights:

- Recorded net revenue of $20.3 million during the quarter ended June 30, 2017 compared to $7.7 million for the quarter ended June 30, 2016, an increase of 164%;

- Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA)[1] for the quarter ended June 30, 2017 was $6.2 million compared to adjusted EBITDA of $2.4 million for the quarter ended June 30, 2016; and

- Net income for the quarter ended June 30, 2017 was $1.4 million, compared to net income of $433,000 for the quarter ended June 30, 2016.

Financial Results

Net revenues for the quarter ended June 30, 2017 were $20.3 million compared to $7.7 million for the quarter ended June 30, 2016, an increase of 164%. Net revenue from the sale of AGGRASTAT for the quarter ended June 30, 2017 was $8.1 million compared to $7.7 million for the quarter ended June 30, 2016, an increase of 5%. Net revenues for the quarter ended June 30, 2017 include $12.3 million in revenue from the Apicore business, which was acquired on December 1, 2016.

Net revenues for the six months ended June 30, 2017 were $29.0 million compared to $13.8 million for the six months ended June 30, 2016, an increase of 111%. Net revenue from the sale of AGGRASTAT for the six months ended June 30, 2017 was $15.1 million compared to $13.8 million for the six months ended June 30, 2016, an increase of 9%. Net revenues for the six months ended June 30, 2017 include $14.0 million in revenue from the Apicore business, which was acquired on December 1, 2016.

The increase in AGGRASTAT revenue compared to the previous year is primarily attributable to an increase in the number of new hospital customers using AGGRASTAT and the increase in market share held by the product. For the quarter ended June 30, 2017, the Company experienced its highest level of AGGRASTAT hospital demand in the history of owning the product. The Company's commercial team continues to work on expanding its customer base.

Adjusted EBITDA for the quarter ended June 30, 2017, after adjusting for $62,000 of share-based compensation (a non-cash expense item), was $6.2 million compared to adjusted EBITDA of $2.4 million for the quarter ended June 30, 2016, after adjusting for $1.2 million of share-based compensation (a non-cash expense item) and $73,000 relating to on-going costs pertaining to the one-time sNDA filing. Adjusted EBITDA for the six months ended June 30, 2017, after adjusting for $123,000 of share-based compensation (a non-cash expense item), was $4.7 million compared to adjusted EBITDA of $4.5 million for the six months ended June 30, 2016, after adjusting for $1.4 million of share-based compensation (a non-cash expense item) and $324,000 relating to on-going costs pertaining to the one-time sNDA filing.

Net income for the quarter ended June 30, 2017 was $1.4 million or $0.09 per share, compared to $433,000 or $0.03 per share for the quarter ended June 30, 2016. The increase in net income is a result of the higher revenues associated with AGGRASTAT and the addition of the Apicore business, partially offset by higher costs relating to the Apicore business and increased finance expense due to interest on the loan obtained by the Company in November 2016. The addition of the Apicore business resulted in higher cost of goods sold by $4.8 million, selling general and administration expenses by $1.7 million and research and development expenses by $4.8 million during the quarter ended June 30, 2017. The Apicore research and development expenses include $2.9 million of amortization relating to property, plant and equipment and intangible assets.

The Company experienced a net loss for the six months ended June 30, 2017 of $3.7 million compared to net income of $1.2 million for the six months ended June 30, 2016. The loss for the current period is primarily related to the historically low revenues achieved by the Apicore business in first quarter of each fiscal year.

At June 30, 2017, the Company had unrestricted cash totaling $4.5 million compared to $12.3 million as of December 31, 2016. The decrease in cash is due to the net loss, after adjusting for non-cash items, higher interest payments made during the quarter relating to the debt obtained in November 2016 and the acquisition of additional Class E common shares of Apicore during the quarter. Cash used in operating activities for the six months ended June 30, 2017 was $4.7 million compared to cash flows from operating activities of $4.5 million for the six months ended June 30, 2016.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

Notes

[1] The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as "EBITDA adjusted for non-cash and one-time items". The terms "EBITDA" and "Adjusted EBITDA", as it relates to the quarters ended June 30, 2017 and 2016 results prepared using International Financial Reporting Standards ("IFRS"), do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

Reminder for the Conference Call Tomorrow

Conference Call Info:

Topic: Medicure's Q2 Results

Call date: Tuesday, August 8, 2017

Time: 7:30 AM Central Time (8:30 AM Eastern Time)

Canada toll-free: 1 (888) 465-5079   Canada toll: 1 (416) 216-4169

United States toll-free: 1 (888) 545-0687

Passcode: 8196 147#

Webcast: This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following link: http://www.medicure.com/investors.html

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. hospital market. The primary focus of the Company is the marketing and distribution of AGGRASTAT (tirofiban hydrochloride) in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc. Additionally, Medicure owns an approximately 98% interest (94% on a fully diluted basis) in Apicore. For more information on Medicure please visit www.medicure.com.

About AGGRASTAT

Indications and Usage
AGGRASTAT is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS).

Dosage and Administration
Administer intravenously 25 mcg/kg within 5 minutes and then 0.15 mcg/kg/min for up to 18 hours. In patients with creatinine clearance ≤60 mL/min, give 25 mcg/kg within 5 minutes and then 0.075 mcg/kg/min.

Clinical Experience
In clinical studies with the HDB regimen, Aggrastat was administered in combination with aspirin, clopidogrel and heparin or bivalirudin to over 8,000 patients for typically ≤24 hours.

Contraindications
Known hypersensitivity to any component of Aggrastat History of thrombocytopenia with prior exposure to Aggrastat Active internal bleeding, or history of bleeding diathesis, major surgical procedure or severe physical trauma within previous month.

Warnings and Precautions
Aggrastat can cause serious bleeding. If bleeding cannot be controlled discontinue Aggrastat. Thrombocytopenia: Discontinue Aggrastat and heparin.

Adverse Reactions
Bleeding is the most commonly reported adverse reaction.

For more information on AGGRASTAT, please refer to Full Prescribing Information.

About Apicore

Apicore is a private, New Jersey based developer and manufacturer of specialty Active Pharmaceutical Ingredients ("APIs") and pharmaceuticals, including over 15 Abbreviated New Drug Applications ("ANDAs"), one of which, is partnered with Medicure. Apicore manufactures over 100 different API's, including over 35 for which Drug Master Files have been submitted to the FDA and 16 that are approved for commercial sale in the U.S. by customers of Apicore. Apicore specializes in the manufacture of difficult to synthesize, high value and other niche API's for many U.S. and international generic and branded pharmaceutical companies. Apicore has two FDA-approved facilities. In the U.S., the Somerset, New Jersey facility can produce a few grams up to 200 kg volumes and in India, the Vadodara, Gujarat facility can produce a few kilograms up to 60 metric tons yearly. Both facilities are equipped with state-of-the-art analytical and research capabilities. For more information, please visit Apicore online at www.apicore.com.

For more information, please contact:
James Kinley
Chief Financial Officer
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, including the potential for Apicore's revenue and value to increase, and Medicure to secure and advance new products are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's

other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2016.

AGGRASTAT® (tirofiban hydrochloride) is a registered trademark of Medicure International, Inc.

Condensed Consolidated Interim Statements of Financial Position
(expressed in Canadian dollars)
(unaudited)

	June 30, 2017	December 31, 2016
Assets		
Current assets:		
Cash and cash equivalents	$ 4,451,642	$ 12,266,177
Cash held in escrow	-	12,809,072
Accounts receivable	18,729,402	17,200,778
Inventories	12,378,924	12,176,644
Prepaid expenses	1,288,939	759,077
Total current assets	36,848,907	55,211,748
Non-current assets:		
Property, plant and equipment	10,769,089	10,300,639
Goodwill	47,022,350	47,485,572
Intangible assets	94,844,868	100,864,817
Other assets	169,056	161,891
Deferred tax assets	694,162	701,000
Total non-current assets	153,499,525	159,513,919
Total assets	$ 190,348,432	$ 214,725,667
Liabilities and Equity		
Current liabilities:		
Short-term borrowings	$ 1,490,702	$ 1,383,864
Accounts payable and accrued liabilities	14,637,188	17,242,366
Current income taxes payable	350,694	504,586
Deferred revenue	1,083,787	1,161,608
Current portion of finance lease obligations	175,329	89,241
Current portion of long-term debt	1,935,817	2,883,752
Current portion of royalty obligation	1,768,301	2,019,243
Current portion of due to vendor	1,788,289	-
Derivative option on Apicore Class C shares	32,580,056	32,901,006
Liability to repurchase Apicore Class E shares	610,914	2,700,101
Total current liabilities	56,421,077	60,885,767
Non-current liabilities		
Long-term debt	56,111,343	68,180,424
Finance lease obligations	528,791	242,449
Royalty obligation	3,535,267	3,666,479
Due to vendor	1,141,415	2,759,507
Fair value of Apicore Series A-1 preferred shares	1,738,405	1,755,530
Other long-term liabilities	136,408	133,999
Deferred tax liabilities	35,294,614	38,142,775
Total non-current liabilities	98,486,243	114,881,163
Total liabilities	154,907,320	175,766,930

See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Statements of Financial Position (continued)
(expressed in Canadian dollars)
(unaudited)

	June 30, 2017	December 31, 2016
Equity:		
Share capital	125,315,763	124,700,345
Warrants	1,948,805	2,020,152
Contributed surplus	6,546,940	6,756,201
Accumulated other comprehensive (loss) income	420,123	681,992
Deficit	(101,010,473)	(97,289,953)
Total equity attributable to shareholders of the company	33,221,158	36,868,737
Non-controlling interest	2,194,954	2,090,000
Total equity	35,416,112	38,958,737
Commitments and contingencies		
Subsequent events		
Total liabilities and equity	$ 190,323,432	$ 214,725,667

See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Statements of Net (Loss) Income and Comprehensive (Loss) Income
(expressed in Canadian dollars)
(unaudited)

	Three months ended June 30, 2017	Three months ended June 30, 2016	Six months ended June 30, 2017	Six months ended June 30, 2016
Revenue, net				
AGGRASTAT®	$ **8,054,181**	$ 7,702,302	**$15,067,577**	$ 13,771,166
Active Pharmaceutical Ingredients	**12,282,658**	**-**	**13,976,348**	-
Total Revenue, net	**20,336,839**	7,702,302	**29,043,925**	13,771,166
Cost of goods sold	**5,560,961**	864,603	**8,210,052**	1,739,097
Gross Profit	**14,775,878**	6,837,699	**20,833,873**	12,032,069
Expenses				
Selling, general and administrative	**5,700,482**	5,049,562	**10,928,675**	8,215,727
Research and development	**5,918,959**	1,100,688	**11,182,488**	1,907,985
	11,619,441	6,150,250	**22,111,163**	10,123,712
(Loss) income before the undernoted	**3,156,437**	687,449	**(1,277,290)**	1,908,357
Other expense (income):				
Revaluation of long-term derivative	**-**	(4,318)	**-**	84,980
	-	(4,318)	**-**	84,980
Finance costs (income):				
Finance expense, net	**2,186,942**	303,313	**4,345,807**	650,193
Foreign exchange gain, net	**86,680**	(44,247)	**(274,469)**	(51,167)
	2,273,622	259,066	**4,071,338**	599,026
Net (loss) income before taxes	**882,815**	432,701	**(5,348,628)**	1,224,351
Income taxes (expense) recovery				
Current	**(153,027)**	-	**(286,282)**	-
Deferred	**625,217**	-	**1,914,390**	-
Net (loss) income	$ **1,355,005**	$ 432,701	$ **(3,720,520)**	$ 1,224,351
Translation adjustment	**854,229**	(219,532)	**(261,869)**	(698,559)
Comprehensive (loss) income	$ **2,209,234**	$ 213,169	$ **(3,982,389)**	$ 525,792
(Loss) Earnings per share:				
Basic	$ **0.09**	$ 0.03	$ **(0.24)**	$ 0.08
Diluted	$ **0.08**	$ 0.03	$ **(0.24)**	$ 0.07
Weighted average shares outstanding:				
Basic	**15,605,324**	14,706,084	**15,572,776**	14,651,045
Diluted	**17,785,501**	16,891,720	**15,572,776**	16,836,681

See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Statements of Cash Flows
(expressed in Canadian dollars)
(unaudited)

For the six months ended June 30	2017	2016
Cash (used in) provided by:		
Operating activities:		
Net (loss) income for the period	$ (3,720,520)	$ 1,224,351
Adjustments for:		
Current income tax expense	286,282	-
Deferred income tax recovery	(1,914,390)	-
Amortization of property and equipment	828,834	45,562
Amortization of intangible assets	5,052,446	814,863
Share-based compensation	122,741	1,383,278
Reversal of previous write-down of inventory	-	(69,592)
Finance expense, net	4,345,807	650,193
Unrealized foreign exchange (gain) loss	(273,819)	(75,661)
Revaluation of long-term derivative	-	84,980
Change in the following:		
Accounts receivable	(1,528,624)	4,692,337
Inventories	(202,280)	(931,608)
Prepaid expenses	(529,862)	1,054,087
Other assets	(7,165)	-
Accounts payable and accrued liabilities	(2,950,658)	(3,293,160)
Deferred revenue	(77,821)	-
Other long-term liabilities	2,409	(100,000)
Interest paid	(2,886,666)	(112,909)
Income taxes paid	(332,450)	-
Royalties paid	(922,021)	(895,512)
Cash flows (used in) from operating activities	**(4,707,757)**	4,471,209
Investing activities:		
Acquisition of Class E common shares of Apicore	(2,640,725)	-
Acquisition of property and equipment	(846,548)	(85,955)
Cash flows used in investing activities	**(3,487,273)**	(85,955)
Financing activities:		
Proceeds from exercise of stock options	242,478	363,414
Proceeds from exercise of Apicore stock options	421,942	-
Proceeds from exercise of warrants	92,332	-
Repayment of long-term debt	(13,211,947)	(833,333)
Decrease in cash in escrow	12,809,072	-
Finance lease payments	(79,570)	-
Proceeds from short-term borrowings	106,838	-
Cash flows from (used in) financing activities	**381,145**	(469,919)
Foreign exchange gain on cash held in foreign currency	(650)	(24,494)
(Decrease) increase in cash	(7,814,535)	3,890,841
Cash and cash equivalents, beginning of period	12,266,177	3,568,592
Cash and cash equivalents, end of period	**$ 4,451,642**	$ 7,459,433

See accompanying notes to the condensed consolidated interim financial statement